82-2625

SUPPL



British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(previously Form 61)



Freedom of Information and Protect... ion requested on this form is collected under the authority of and us... *urities Act.* Questions about the collection or use of this informatio... l Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 ... V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

03024352

ISSUER DETAILS NAME OF ISSUER				FOR QUARTER ENDED			DATE OF REPORT		
				Y	M	D	Y	M	D
ALDERSHOT RESOURCES LTD.				03	04	30	03	06	27
ISSUER ADDRESS 1500 – 885 WEST GEORGIA STREET									
CITY	PROVINCE	POSTAL CODE		ISSUER FAX NO.			ISSUER TELEPHONE NO.		
VANCOUVER	BC	V6C 3E8		604-682-6722			604-682-6718		
CONTACT PERSON		CONTACT POSITION					CONTACT TELEPHONE NO.		
JEREMY CADDY		PRESIDENT AND CEO					604-682-6718		
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS							
jcc4tlx@intergate.bc.ca		Not applicable							

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED		
		Y	M	D
"John C. Caddy"	JOHN C. CADDY	03	06	27
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED		
		Y	M	D
"Ian M. Adam"	IAN M. ADAM	03	06	27

FIN51-901F | Rev.2000/12/19


SEC MAIL PROCESSING
RECEIVED
JUL - 7 2003
WASH. D.C.
188
SECTION

Quarterly Report FORM 51-901F **SCHEDULE A**

ISSUER DETAILS

For Quarter Ended:	April 30, 2003
Date of Report:	June 27, 2003
Name of Issuer:	Aldershot Resources Ltd.
Issuer's Address:	#1500 - 885 West Georgia Street, Vancouver, BC, V6C 3E8
Issuer's Fax Number:	604-682-6718
Issuer's Phone Number:	604-682-6722
Contact Person:	John C. Caddy
Contact Position:	President and CEO
Contact Phone Number:	604-682-6718
Contact E-mail:	jcc4tlx@intergate.bc.ca
Website:	N/A

CERTIFICATE

The *One/Two* schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of the Quarterly Report will be provided to any shareholder who requests it.

Director Name: John C. Caddy	Date Signed: June 27, 2003
Director Name: Ian M. Adam	Date Signed: June 27, 2003

ALDERSHOT RESOURCES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

FOR THE THREE MONTHS ENDED APRIL 30, 2003

Aldershot Resources Ltd.
Consolidated Balance Sheets
(Unaudited)

Statement 1

		April 30, 2003		April 30, 2002
ASSETS				
Current Assets				
Cash	$	59,978	$	50,402
Accounts receivable		1,378		470
Prepaid expense		4,210		5,226
		65,566		56,098
Capital Assets *(Note 3)*		680		881
Resource Properties *(Note 4)*		171,712		33,676
	$	237,958	$	90,655
LIABILITIES				
Current Liabilities				
Accounts payable	$	18,037	$	5,684
Long-term Liabilities *(Note 5)*		–		875,991
SHAREHOLDER'S EQUITY (DEFICIT)				
Share Capital *(Note 6)*				
Authorized: 10,000, 000 (2002 - Nil) Series "A" Cumulative, Redeemable, Convertible Preferred shares of $1.00 par value each				
Issued: 744,932 (2002 - Nil *(Note 6(d)*		744,932		–
Authorized: 500,000,000 (2002 - 500,000,00) common shares with no par value				
Issued: 6,469,897 (2002 - 3,517,897)		2,046,014		1,750,814
Deficit, *Statement 2*		(2,571,025)		(2,541,834)
		219,921		(791,020)
	$	237,958	$	90,655

Approved by the Board

Continuing Operations *(Note 1)*

"John C. Caddy" **Director**

" Ian M. Adam" **Director**

See accompanying notes to Consolidated Financial Statements

Aldershot Resources Ltd.
Consolidated Statements of Loss and Deficit

Statement 2

	For the Three Months ended April 30, 2003	For the Three Months ended April 30, 2003
Administrative Expenses		
Amortization	$ 41	$ 53
Bank charges	31	25
Interest	--	10,778
Management fees	7,500	7,500
Professional fees	2,950	3,800
Regulatory and trust company fees	536	3,526
Office, rent, secretarial and administration	1,441	1,272
Travel	1,241	9,518
Loss for the Year	13,740	36,472
Deficit - Beginning of Year	2,557,285	2,505,362
Deficit - End of Year	$ 2,571,025	$ 2,541,834

See accompanying notes to Consolidated Financial Statements

Aldershot Resources Ltd.
Consolidated Statements of Cash Flows

Schedule 1

	For the Year ended April 30, 2003	For the Year ended April 30, 20002
CASH FLOWS FROM OPERATING ACTIVITIES		
Loss for the year	$ (13,740)	$ (36,472)
Items not affecting cash:		
Amortization	41	53
	(13,699)	(36,419)
Changes in non-cash working capital	(8,022)	(36,114)
Net Cash Flows from Operating Activities	(21,721)	(72,533)
CASH FLOWS FROM FINANCING ACTIVITIES		
Long-term liabilities	–	52,748
Net Cash Flows from Financing Activities	--	52,748
CASH FLOWS FROM INVESTING ACTIVITIES		
Investment in resource properties	(5,880)	(8,800)
Net Cash Flows from Investing Activities	(5,880)	(8,800)
INCREASE (DECREASE) IN CASH	(27,601)	(28,855)
CASH - OPENING BALANCE	87,579	79,257
CASH - CLOSING BALANCE	$ 59,978	$ 50,402

See accompanying notes to Consolidated Financial Statements

6

Aldershot Resources Ltd.
Notes to the Consolidated Financial Statements

1. Nature of Operations and Continuing Operations

Aldershot Resources Ltd. ("the Company"), which commenced operations on October 4, 1996, is engaged in the acquisition, exploration and development of precious gem and metal properties. These unaudited consolidated financial statements are prepared on a going concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business. As at April 30, 2003, the Company had working capital of $47,559 (2002 - $50,415) and an accumulated deficit of $2,571,025 (2002 - $2,541,834). The Company's ability to continue as a going concern depends on its ability to successfully raise additional financing. If the Company is unable to obtain additional financing the Company may be forced to realize its assets at amounts significantly lower than the current carrying value.

2 Significant Accounting Policies

(a) Principles of Consolidation

These consolidated statements include the accounts of the Company, which is the accounting subsidiary, and its accounting parent, Can-Dore Diamond Mining Corporation ("Can-Dore").

(b) Resource Properties

The Company capitalizes all acquisition, exploration and development costs by property. The carrying value of pre-production and exploration properties is reviewed periodically and either written-off when it is determined that the expenditures will not result in the discovery of economically recoverable ore reserves or transferred to producing mining property, plant and equipment when commercial development commences.

The recoverability of amounts shown for pre-production and exploration properties is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to finance the development of the properties and on the future profitable production or proceeds from the disposition thereof.

(c) Capital Assets

Capital assets are recorded at cost. Depreciation is computed using the declining balance method at an annual rate of between 20% and 30%. The Company's capital assets consist of office and computer equipment.

(d) Deferred Financing Charges

The Company periodically raises equity to continue its business plans. Cost associated with raising equity are deferred until the funds are raised or there is a high probability that the funds will not be raised.

2. Significant Accounting Policies (Continued)

(e) Foreign Exchange

The Company uses the temporal method of translation foreign currency transactions to Canadian dollars. Under this method, monetary assets and liabilities are translated at the rate in effect at the balance sheet date. Other balance sheet items, revenues and expenses are translated at the rate prevailing on the respective transaction dates. Exchange gains and losses related to current monetary items are included in income. Exchange gains and losses related to non-current monetary items are deferred and amortized over the remaining lives of the monetary items to which they relate.

(f) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Capital Assets

Details are as follows:	Cost	Accumulated Depreciation	Net Book Value
April 30, 2003			
Furniture and fixtures	**$ 4,541**	**$ 4,035**	**$ 506**
Computer equipment	**1,860**	**1,686**	**174**
	$ 6,401	**$ 5,721**	**$ 680**
April 30, 2002			
Furniture and fixtures	$ 4,641	$ 4,009	$ 632
Computer equipment	1,860	1,611	249
	$ 6,401	$ 5,620	$ 881

Aldershot Resources Ltd.62
Notes to the Consolidated Financial Statements

4. Resource Properties

Details are as follows:

		April 30, 2003		April 30, 2002
Terra de Oro Mining Property - Chile				
Acquisition	$	62,803	$	16,800
Exploration		22,755		16,875
		85,558		33,675
Exploration Licenses - Western Australia				
Acquisition		86,153		–
Other		1		1
		171,712		33,676

On November 28, 2000, the Company entered into a memorandum of understanding) with Minera IPBX Ltd. ("Minera") and International PBX Ventures Ltd ("PBX") whereby Minera has granted the Company the sole and exclusive right and irrevocable option ("the "Option") to acquire up to a 70% interest in five mining concessions (the "Concessions") located in the Republic of Chile. Minera is the owner of the Concessions and is a wholly-owned subsidiary of PBX. In order to keep the option in good standing the Company is required to pay Minera; a total of $290,000,of which US$5,000 (Cdn$8,000) has been made, and issue a total of up to 400,000 common shares, of which 100,000 common shares were issued on October 22, 2002, the date of the closing. The Company must expend US$ 80,000 prior to the first anniversary, including the US$5,000 already paid, prior to the first anniversary of the closing in order to earn the initial 40% i intrest in the Concessions.

The Company may increase its interest in the Concessions to 51% by expending an additional US$200,000 prior to the second anniversary of the closing and, on the second anniversary of the closing, making a cash payment of US$50.000 and issuing another 100,000 common shares.

The Company may increase its interest in the Concession to 70% by expending an additional US$300,000 prior to the third anniversary of the closing , and, on the third anniversary of the closing, making a cash payment of US$200.000 and issuing another 100,000 common shares, and expending a further US$600,000 prior to the fourth anniversary of the closing.

In December 2002, the Company signed a letter of intent with Ripplesea Pty. Ltd. with respect to seven exploration licenses in Western Australia. Under the terms of the letter of intent, the Company has paid $86,153 to reimburse costs expended to date and to acquire a 50% interest in the licenses. The Company will increase its interest to 75% upon completion of a bankable feasibility study on any projects with in the area covered by the licenses. The Company will manage the projects and must keep all licenses in good standing. In the event that any license is deemed to have no value, the Company and Ripplesea may mutually agree to drop the license. Neither the Company nor Ripplesea will be able to re-stake the license area for a period of three years thereafter.

5. Long-term Liabilities

During the year ended January 31, 2002, the Company reclassified certain of its liabilities as long-term liabilities in anticipation of a share for debt settlement. This settlement was concluded on September 3, 2002, at which time these liabilities totalled $867 ,310 and included $257,064 due to a director and officer. The Company has settled these debts by by issuing 744,932 Series "A" cumulative, redeemable, convertible preferred shares for a value of $744,932 and making a cash payment of $30,000 to retire the remaining $122,388. (See Note 6(c)).

6. Share Capital

(a) Authorized Share Capital: 500,000,000 (2002 - 500,000,000) common share with no par value.

(b) Issued share capital

	April 30, 2003		April 30, 2002	
	Shares	**Amount**	Shares	Amount
Opening balance	**6,469,897**	**$ 2,016,014**	3,517,897	$ 1,750,532
Closing balance	**6,469,897**	**$ 2,016,014**	3,517,897	$ 1,750,532

(c) Preferred Shares

The Company has authorized Series "A" Cumulative, Redeemable. Convertible Preferred share capital of 10,000,000 shares of $1.00 part value each. During the year ended January 31, 2003, the Company issued 744,932 of these shares in retirement of long-term debt. These shares carry a 10% dividend, are convertible to common shares at the ratio of one preferred share for four common shares. They are not convertible for the first 12 months and thereafter 25% may be converted every 12 months. The Company can, at any time, redeem all, but not less than all, of the preferred shares at a price of $1.00 per share. The Company will also issue shares in payment of all outstanding dividends, declared and undeclared.

At January 31, 2003, undeclared dividends of $48,574 were due to the holders of these shares.

(e) Options and Warrants Outstanding

As at April 30, 2003 there were Nil (2002- Nil) share purchase options outstanding. As at April 30, 2003 there were 3,500,000 (2002 - 2.000,000) share purchase warrants outstanding. 1,000,000 warrants, exercisable at $0.20 per share expire November 28, 2003. 2,500,000 warrants are exercisable at $0.10 per share until October 21, 2003 and at $0.15 per share until October 21, 2004, at which time they expire.

7. Income Taxes

The Company has non-capital losses for income taxes totalling approximately $916,000 which, under certain terms and conditions, may be carried forward and applied to reduce future taxable income. The potential benefit associated with these losses is not reflected in these consolidated financial statements.

Aldershot Resources Ltd.
Notes to the Consolidated Financial Statements

8. Related Party Transactions

Related party transactions not disclosed elsewhere in these consolidated financial statements consist of:

(a) management fees of $7,500 (April 30, 2002 - $7,500) to a director and officer of the Company.

(b) undeclared dividends of $16,762 (April 30, 2002 - Nil) are due a director and officer of the Company,

(c) interest charges of $Nil (April 30, 2002 - $2,962) were paid or credited to a director of the Company, and

(d) undeclared dividends of $11,597 (April 30, 2002 - Nil) are due a director of the Company.

9. Financial Instruments

(a) Fair values

The Company's financial instruments include cash, accounts receivable, accounts payable and accrued liabilities. The fair value of these financial instruments approximates carrying values due to the short-term to maturity of the financial instruments and similarity to current market prices.

The Company estimates the fair value of its notes payable using discounted cash flows assuming a borrowing rate equal to prime rate plus 6%. The fair value is not significantly different from the fair value

(b) Financial risk

The financial risk to the Company is the risk that arises from fluctuations in interest and foreign exchange rates and the degree of volatility of those rates. The Company does not use derivative instruments to reduce its exposure to foreign exchange risk..

Quarterly Report FORM 51901F SCHEDULES B & C

ISSUER DETAILS

For Quarter Ended: April 30, 2003

Date of Report: June 27, 2003

Name of Issuer: Aldershot Resources Ltd.

Issuer's Address: #1500 - 885 west Georgia Street, Vancouver, BC V6C 3E8

Issuer's Fax Number: 604-682-6722

Issuer's Phone Number: 604-682-6718

Contact Person: John C. C. Caddy

Contact Position: President & CEO

Contact Phone Number: 604-682-6718

Contact E-mail jcc4tlx@intergate.bc.ca

Website: N/A

CERTIFICATE

The *One/Two* schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of the Quarterly Report will be provided to any shareholder who requests it.

Director Name: John C. C. Caddy	Date Signed: June 27, 2003
Director Name: Ian M. Adam	Date Signed: June 27, 2003

d

SCHEDULE "A":
Financial Information

Attached are the unaudited financial statement of Aldershot Resources Ltd. as of April 30, 2003

/2

SCHEDULE "B":
Supplementary Information
Quarterly Period Ended: April 30, 2001

1. FOR THE CURRENT FISCAL YEAR-TO-DATE:

Breakdown, by major category, of those expenditures and costs which are included in the deferred costs, exploration and development expenses, cost of sales, and general and administrative expenses set out in Schedule A. State the aggregate amount of expenditures made to parties not at arm's length from the issuer: None

(a)	Deferred costs:	None
(b)	Exploration and development expenses:	See Note 4 to attached Schedule "A"
(c)	Cost of sales:	None
(d)	General and administrative expenses:	See Statement 2 attached to Schedule "A"
(e)	Related party transactions:	See Note 8 included in Schedule "A"

2. FOR THE QUARTER UNDER REVIEW:

(a) Summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.), number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid: None

(b) Summary of options granted, including date, number, exercise price and expiry date: None

3. AS AT THE END OF THE QUARTER:

(a) Particulars of authorized capital and summary of shares issued and outstanding:

See Note 6(a) to attached Schedule "A" re number of common shares issued and outstanding.
See Note 6(c) to attached Schedule "A" re number of Series "A" Cumulative, Redeemable, Convertible Preferred shares issued and outstanding

(b) Summary of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date:

Incentive Stock Options:	None
Warrants:	See Note 6(d) to attached Schedule "A"

(c) Total number of shares in escrow or subject to a pooling agreement:

Escrow:	None
Pool:	None

(d) List of directors:

Ian M. Adam
Robert Andrews
John C. Caddy
Michael Clements
Jack L. Pearl

(e) List of officers:

Jeremy Caddy - President and CEO
Ian M. Adam - Secretary and CFO

<u>SCHEDULE "C":</u>
Management Discussion and Analysis
Period Ended: April 30, 2003

1. General Introduction

Transactions implemented during the year under review, have enabled the Company to meet the Exchange's maintenance requirements for a company classified by the Exchange as a Tier 2 issuer, thereby returning to the Company its active status with effect from October 22, 2002.

Aldershot Resources Ltd is principally engaged in mineral exploration on an Iron Oxide hosted Copper Gold (IOCG) type target often found in the Copiapo Area of Chile's Region III. Management is confident that the Company possesses excellent prospects for becoming a profitable enterprise, with the resultant return to the Company's shareholders.

2. Description of Business

The Company is engaged in the acquisition and exploration of resource properties.

Discussion of Operations and Financial Condition

Resource Properties Material to the Company

The Company's assets are discussed in the following paragraphs in some detail and the material terms of any acquisition or disposition made during the period under review and subsequently, are fully disclosed:

Chilean Mining Property

On November 28, 2000, the Company entered into a memorandum of understanding ("MOU") with Minera IPBX Ltd. ("Minera") and International PBX Ventures Ltd. ("Int'l), collectively known as the vendors (the "Vendors"). Pursuant to the terms of the MOU, Minera granted the Company the sole and exclusive right and irrevocable option (the "Option") to acquire up to a seventy percent (70%) interest in and to five (5) copper, silver and gold exploration and mining concessions covering approximately 1,000 hectares of land which are known as the Lomitas and Cortez prospects (the "Concessions"). The Concessions are located on the eastern section of the Tierra de Oro mining property which, in its entirety, covers approximately 7,000 hectares of land located in the Chanarcillo District in the Republic of Chile (the "Property"). Minera is the owner of the Property and Int'l is the sole shareholder of Minera.

The principals of Minera and Int'l are at arm's length to the Company.

In order to keep the Option in good standing, the Company must:

pay Minera an aggregate amount of US$290,000 (the "Cash"), US $5,000 of which was paid upon acceptance of the MOU;

allot and issue to Minera up to an aggregate of 400,000 common shares of Company, of which 100,000 shares have been issued on October 21, 2003 ("Property Shares") at a deemed price per Property Share to be calculated in accordance with Exchange rules and policies; and

incur expenditures up to a maximum amount of US$1,180,000 for the development of the Concessions (the "Expenditures").

Int'l and Minera have agreed to accept the Property Shares subject to whatever restrictions or conditions are imposed by the Regulatory Authorities.

In order to acquire an initial 40% right, title and interests in and to the Concessions, the Company must allot and issue, pay and/or incur the following:

expenditures in the amount of US$80,000, during the period commencing upon closing until the first anniversary date following closing (the "First Anniversary"); and

100,000 Property Shares and Cash in the amount of US$25,000, upon the First Anniversary date.

In order to bring the Company's right, title and interest in and to the Concessions to 51%, the Company must allot and

issue, pay and/or incur the following:
expenditures in the amount of US$200,000, during the period commencing upon the First Anniversary until the second anniversary date following closing (the "Second Anniversary"); and

100,000 Property Shares and Cash in the amount of US$50,000, upon the Second Anniversary date.

In order to bring the Company's right, title and interest in and to the Concessions to 70%, the Company must allot and issue, pay and/or incur the following:

expenditures in the amount of US$300,000, during the period commencing upon the Second Anniversary until the third anniversary date following closing (the "Third Anniversary");

100,000 Property Shares and Cash in the amount of US$200,000, upon the Third Anniversary date; and

expenditures in the amount of US$600,000, during the period commencing upon the Third Anniversary until the fourth anniversary following closing.

At the Company's sole discretion, at any time following acquisition by the Company of the initial 40% interest in and to the Concessions, the Company, Minera and Int'l may enter into and be bound by the terms of a joint venture agreement.

The Property Shares will be subject to the following two (2) hold periods:

* pursuant to the Securities Act (BC) and Securities Rules (BC), twelve (12) months from the later of the date of acceptance of the transaction by the Exchange or the date upon which a part of the Interest is transferred to the Company; and

* pursuant to the rules and policies of the Exchange, four (4) months from the date of issuance of the Property Shares.

On March 18,2003, in consideration of the Company paying to Int'l $8,800 the Company, Minera and Int'l entered into a fourth amended MOU such that the Agreement Date has been extended to December 31, 2003, and the Company has undertaken to pay all necessary government fees relating to the Concessions on December 31, 2003 and on each anniversary thereafter as they become due. All other terms and conditions of the MOU remain as in the original.

B.J. Price Geological Consultants Inc of Vancouver, British Columbia ("BJP") has prepared a Geological Report on the Concessions and has paid a visit to the site of the concessions during the period June 4, 2001 and June 11, 2001 thereby completing the Company's due diligence. BJP is designated as a qualified person with the ability and authority to verify the authenticity and validity of the data. All samples were analysed by Acme Analytical Laboratories SA, of Chile, affiliated with Acme Analytical laboratories of Vancouver, BC. BJP filed its amended independent review of the Property Transaction with the Exchange in September 2001. The Exchange notified the Company that the amended independent review of the Property Transaction had been accepted for filing on February 13, 2002. Additional financing was completed (See below: Private Placement). The Exchange acceptance of the property acquisition was granted on October 22, 2002 as part and parcel of the Company's reactivation and achieving Tier 2 Tier Maintenance status.

Western Australian Mining Property

On December 6, 2002, the Company entered into a letter of intent with Ripplesea Pty Ltd ("Ripplesea") of Perth, Western Australia, in respect of seven exploration licences in the East Kimberley region of Western Australia (E80/2924-2930). The tenements cover approximately 900 square kilometers and are prospective for orthomagmatic nickel-copper-platinum group element (Ni-Cu-PGE) mineralization and epigenetic gold mineralization within Proterozoic rocks of the Halls Creek Orogen (the "HCO").

Under the terms of the Letter of Intent, Aldershot has a 50% equity in all tenements and has the right to increase this equity to 75% by completing a bankable feasibility study on any project within the tenement holding. Aldershot is the Manager of the project and must keep all tenements in good standing. An amount of approximately $87,000 was paid to Ripplesea as reimbursement of Ripplesea's target generation costs, the undertaking of geophysical and geological desk studies on the project area tenements and reports thereon, an independent valuation report of the project areas and initial tenement application costs.

All the projects are located within the HCO, a 400 kilometers long by 70-100 kilometer wide belt of strongly metamorphosed and deformed volcanic, sedimentary and intrusive Proterozoic rocks which host a wide variety of mineralization styles including Ni-Cu-PGE, gold and base metals. Australia's most advanced chromitite hosted PGE

deposit occurs within the province at the Panton Sill, where a feasibility study is nearing completion. The current resource at Panton Sill stands at 4.3 million ozs PGE+gold. A second feasibility study is also underway on the nearby Sally Malay nickel-copper deposit where an open cut and underground mining operation is scheduled to commence at the end of 2003.

The Aldershot tenements have a number of interpreted mafic/ultramafic intrusions that require systematic assessment for their Ni-Cu-PGE potential. Initial exploration will involve the compilation of all past work on the project and acquisition and interpretation of relevant geophysical and geological information.

Desk studies carried out for and on behalf of the Company by Thundelarra Exploration Ltd geologists employing its extensive data base of information on the East Kimberley Region of Western Australia have identified important new targets for exploration. Field exploration will commence in the winter months after the monsoon season, and will involve geological mapping and stream sediment sampling of prospective areas outlined from the regional studies.

Debt Settlement

The Company has settled an amount of $34,200 by the issuance of 342,000 common shares to two of the Company's shareholders at a deemed price of $0.10 per common share (the "Debt Shares"). Regulatory approval for the issuance of the Debt Shares was received on June 24, 2002 and the shares have been issued.

The Debt Shares will be subject to the following two (2) hold periods:

* pursuant to the Securities Rules (BC), twelve (12) months from the date on which payment of the Debt became due; and
* pursuant to the rules and policies of the Exchange, four (4) months from the date of issuance of the Debt Shares.

As of August 31, 2002, the Company had Long-term Liabilities amounting to $871,309. The Company reached agreement with the creditors involved to settle these Long-term Liabilities. As its final stage in completing its reactivation, the Company has issued an aggregate of 744,932 Series "A" Preferred Shares at a deemed price of $1.00 each share, to various creditors to settle the Company's long-term debt in the amount of $744,932. The Preferred Shares are convertible into common shares of the Company at the rate of four (4) common shares per one (1) Preferred Share over a period of four (4) years from the date of their issuance.

In addition the Company has settled a debt of $122,377 owing to one creditor with a payment of $30,000 in full and final settlement of that debt. The proposal for the creation of this class of shares was voted on and passed at the Company's annual general/special meeting of shareholders held on July 30, 2002.

Transactions with Related Parties

During the period ended April 30, 2003 management fees amounting to $7,500 (April 30, 2002 - $7,500) were paid to a director and officer of the Company; an undeclared dividend of $16,762 (April 30, 2002 - Nil) was credited to a director and officer of the Company; interest of Nil (April 30, 2002 –$2,962) was paid or credited to a director of the Company, and an undeclared dividend of $1,597 (April 30, 2002 –$Nil) was credited to a director of the Company.

Management

The directors and officers of the Company are as follows:

Jeremy Caddy, President, Chief Executive Officer, Director
Ian M Adam, Chief Financial Officer, Secretary, Director
Jack L Pearl, Director
Michael Clements, Director
Robert M Andrews, Director

Shares Issued and Outstanding

As of April 30, 2003, the Company has 6,469,897 common shares issued and outstanding as fully paid and non-assessable (April 30, 2002 – 3,517,897).

The Company has authorized Series "A" cumulative convertible redeemable Preferred Share capital of 10,000,000 of $1.00 per share par value each. As of April 30, 2003, the Company has issued 744,932 of these shares in retirement of long-term debt. These shares carry a 10% dividend cumulative; are convertible into common shares at the ratio of one Preferred Share for four common shares and are not convertible for the first 12 months and thereafter 25% may be converted every 12 months. The Company can, at any time, redeem all, but not less than all, of the Preferred Shares at a price of $1.00 per share. In the event of such conversion the Company will also pay all outstanding dividends declared or undeclared.

3. Investor Relations

As of the date hereof the Company has no investor relations contracts.

Special Resolutions Passed by the Company

Special Resolutions passed by shareholders at the Company's annual general/special meeting held on July 30, 2002 included the alteration of Authorized Share Capital by the creation of Series "A" Preferred Shares and the subscription of an aggregate of 2,500,000 units of the Company by Ioma Pty Ltd and the change of control of the Company resulting from the issuance of the shares and warrants to Ioma Pty Ltd were approved and confirmed by the required minimum of three-quarters of the votes cast by the Members in person or by proxy at the meeting.

4. Subsequent Events

No significant event has taken place subsequent to the end of the period under review and prior to the date of this report.

5. Financings Principal Purposes and Milestones

In November 2001, the Company closed a non-brokered private placement of 1,000,000 units at a price of $0.15 per unit; one unit being one common share and one non-transferable share purchase warrant entitling the subscriber to acquire one common share for $0.15 in the first year after approval by the regulatory authorities and $0.20 in the second year. The private placement was closed fully subscribed with $150,000 net funds being realised.

Following is the budget for the Phase I program which runs from the date of Closing of the Property Transaction with the Vendors until the First Anniversary date, when the Company should have earned its initial 40% interest in and to the Concessions:

Description	Costs US Dollars
Detailed geological mapping and sample collection:	$15,000
Analysis (samples collected. during mapping):	7,000
Grid preparation and support costs:	8,000
IP contract costs:	15,000
Reconnaissance drilling (all inclusive):	75,000
Total:	US$120,000

Or, in Canadian funds: $185,000

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If results from the Phase I program are positive, a Phase II program, at an estimated cost of US$200,000 or $310,000 in Canadian funds, will commence after the First Anniversary, which is expected to be during the 2002 field season. This program will further test existing targets using both the diamond and larger diameter reverse circulation drilling techniques. If the Company elects, however, to have the Joint Venture formed on or after the First Anniversary date, then any costs relating to the Phase II program will be borne by the Company, Minera and Int'l, based upon their pro- rata interests in and to the Concessions.

Private Placement

As approved by the shareholders of the Company at the annual general/special meeting held on July 30, 2002, the Company closed its private placement of 2,500,000 units, each unit consisting of one common share and one non-transferable share purchase warrant, at a price per unit of $0.10 to Ioma Pty Ltd. Each warrant will entitle Ioma Pty Ltd to acquire one additional common share of the Company for a period of two years, at $0.10 until the anniversary of the closing of the private placement and thereafter at $0.15. The securities have been issued with the required hold periods expiring October 21, 2003.

Proceeds from this private placement amounting to approximately $250,000, will be utilised by the Company as follows:

Description	Amount
To exercise the First Option and acquire an initial 40% interest in and to the Concessions (US $120,000 converted to Canadian funds)	185,000
Unallocated working capital	65,000
Total:	$250,000

Future Funding

Should the Company receive favourable results from its initial exploration of the Concessions, the Company will require additional financing to exercise the Second and Third Options described above. In such event the Company will consider conducting a public offering of its securities.

6. Liquidity and Solvency

The Company's financial statements are prepared on a going concern basis that assumes that the Company will be able to realise assets and discharge liabilities in the normal course of business.

As at April 30, 2003, the Company had positive working capital (deficit) of $47,559 (April 30, 2002 - $50,415) and an accumulated deficit of $2,571,025 (April 30, 2002 - $2,541,834).

The Company's ability to continue as a going concern depends on it ability to raise additional financing successfully. If the Company is unable to obtain additional financing it may be forced to realise its assets at amounts significantly lower than the current carrying value.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Jeremy Caddy, President and CEO, Aldershot Resources Ltd (604) 682 6718